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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

         Exhibit  99.1: a corporate disclosure on the change in the Company's business purpose, filed with the Financial Supervisory Commission and Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on February 26, 2004;

         Exhibit  99.2: notice of correction with respect to a previous disclosure on the change in the Company's business purpose, filed with the Financial Supervisory Commission and KOSDAQ on February 26, 2004;

         Exhibit  99.3: a notice of correction with respect to a previous disclosure on the resolution of the Company's board of directors for the calling of an annual shareholders' meeting, filed with the Financial Supervisory Commission and KOSDAQ on February 26, 2004;

         Exhibit  99.4: a corporate disclosure on the resolution of the
                        Company's board of directors regarding the grant of stock options, filed with the Financial Supervisory Commission and KOSDAQ on February 26, 2004;

         Exhibit  99.5: a corporate disclosure on the resolution of the
                        Company's board of directors for the calling of an annual shareholders' meeting, filed with the Financial Supervisory Commission and KOSDAQ on February 26, 2004;

         Exhibit  99.6: a corporate disclosure regarding the submission of the audit report for the fiscal year ended December 31, 20003 by the independent auditors to the Company, filed with the Financial Supervisory Commission of Korea and KOSDAQ on February 27, 2004.

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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HANARO TELECOM, INC.

Date: March 8, 2004                 By: /s/ Soon-Yub Samuel Kwon
                                        ----------------------------------------
                                        Name: Soon-Yub Samuel Kwon
                                        Title: Senior Executive Vice President

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                                  EXHIBIT INDEX
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Exhibit No.       Description
-----------       -----------
99.1:             a corporate disclosure on the change in the Company's business purpose, filed with the Financial Supervisory Commission and Korea Securities Dealers Association Automated Quotation
                  Market ("KOSDAQ") on February 26, 2004.

99.2: notice of correction with respect to a previous disclosure on the change in the Company's business purpose, filed with the Financial Supervisory Commission and KOSDAQ on February 26, 2004.

99.3: a notice of correction with respect to a previous disclosure on the resolution of the Company's board of directors for the calling of an annual shareholders' meeting, filed with the Financial Supervisory Commission and KOSDAQ on February 26, 2004.

99.4: a corporate disclosure on the resolution of the Company's board of directors regarding the grant of stock options, filed with the Financial Supervisory Commission and KOSDAQ on February 26, 2004.

99.5: a corporate disclosure on the resolution of the Company's board of directors for the calling of an annual shareholders' meeting, filed with the Financial Supervisory Commission and KOSDAQ on February 26, 2004.

99.6: a corporate disclosure on the submission of the audit report for the fiscal year ended December 31, 20003, filed with the Financial Supervisory Commission of Korea and KOSDAQ on February 27, 2004.
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